[Fredrikson & Byron Letterhead]

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct:  (612) 492-7252
Main:  (612) 492-7000
Fax:  (612) 492-7077
Email:  rbrauer@fredlaw.com

August 26, 2010

VIA EDGAR AND FEDEX

Ms. Celia A. Soehner
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  SpectraScience, Inc.
Registration Statement on Form S-1
Amended and Filed August 5, 2010
File No. 333-167826

Dear Ms. Soehner:

On behalf of SpectraScience, Inc. (the “Company”), we are responding to your comment letter, dated August 18, 2010, to Mr. Jim Hitchin, Chairman and Chief Executive Officer of the Company, regarding the Company’s Pre-Effective Amendment No. 1 to registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2010 (the “Amendment No. 1”).  A responsive Pre-Effective Amendment No. 2 to the Form S-1 (the “Amendment No. 2”) has been filed concurrently herewith via EDGAR.  We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 2 showing changes to the Amendment No. 1 to assist in your review.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

The Selling Shareholders, page 37

1.
We note your statement on page 5 of your response letter that “[b]esides Felix Investments, LLC, none of the selling shareholders are, to the Company’s knowledge, in the business of underwriting securities.”  Please tell us how you determined that none of the other selling shareholders are underwriters or broker-dealers.

RESPONSE:  The Company respectfully advises the Staff that its determination that none of the selling shareholders besides Felix Investments, LLC and its employees are, to the Company’s knowledge, underwriters or broker-dealers is based on the Company’s pre-existing relationship with many selling shareholders and the representations of such selling shareholders in subscription agreements executed in conjunction with the Offering.  Each selling shareholder, besides Felix Investments, LLC and its employees, executed a subscription agreement with the Company in connection with their investment in the Offering,  Each subscription agreement contained the following representation:

“The undersigned is acquiring the shares of Stock solely for his, her or its own account for investment and not with a view to resale or distribution thereof, in whole or in part.  The undersigned has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any of the shares, and the undersigned has no plans to enter into any such agreement or arrangement.”

The form of subscription agreement for the Offering was filed as Exhibit 4.4 to the Company’s current report on Form 8-K on June 24, 2010.  Finally, please note that the Company included a knowledge qualifier in its response to prior comment 4 on page 5 of the response letter because the Company is primarily relying on a third party’s representation regarding underwriter or broker-dealer status in addition to management’s familiarity with such shareholders.

2.	It is unclear from your response to prior comment 7 what amounts individual selling shareholders received or will receive in connection with the transaction. Accordingly, we reissue prior comment 7.

RESPONSE:  The Company respectfully advises the Staff that no individual selling shareholders, aside from Felix Investments, LLC and its employees, have received or will receive any payments in connection with the transaction.  Aside from the agent warrants provided by Felix Investments, LLC to certain of its employees, the Company has no knowledge of any payments made from Felix Investments, LLC to affiliates of Felix Investments, LLC or any other selling shareholders.  The Company’s tabular and footnote disclosure of amounts paid to Felix Investments, LLC in prior comment 7 and disclosure of agent warrants received by employees of Felix Investments, LLC in the selling shareholders table of the Form S-1 encompasses all payments that the Company has made or may be required to make in the future to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

3.
We note your statement in your response to prior comment 9 that “many of the selling shareholders are unsure of the exact amount and nature of their holdings.”  We also note footnote (1) in your response to prior comment 12.  Please tell us how you have determined that your disclosure required by Regulation S-K Item 507 is accurate.

RESPONSE:  The Company respectfully advises the Staff that the information in the selling shareholders table required by Regulation S-K Item 507 is based on the Company’s records of prior investments in the Company’s securities by the selling shareholders and the Company’s knowledge of any subsequent transactions by the selling shareholders.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.	We reissue prior comment 3 in part. Please expand to state the facts relied upon to make the exemption from registration available. See Regulation S-K Item 701(d).

RESPONSE:  The Company has revised the Form S-1 in response to the Staff’s comment.  Please see pages II-2 to II-7 of the Amendment No. 2.

Item 16. Exhibits and Financial Statement Schedules, page II-6

5.
Please file as exhibits the (1) “two selected dealer agreements with Felix Investments, LLC” referenced in your response to prior comment 14 and (2) the warrants you issued to Felix Investments, LLC and its representatives.  It is also unclear how the dealer agreement presented in Tab 2 of your supplemental information is representative of the securities that relate to this offering as you state in your response.  Please advise.

RESPONSE:  The Company has revised the Form S-1 in response to the Staff’s comment to file the two selected dealer agreements with Felix Investments, LLC and the form of warrant issued to Felix Investments, LLC and its representatives, and to revise the exhibit list to the Form S-1 to reflect the filing of these documents.  Please see Exhibit 10.5 for the July 2009 dealer agreement, Exhibit 10.6 for the April 2010 dealer agreement, and Exhibit 4.6 for the form of warrant agreement with Felix Investments, LLC, all as filed with the Amendment No. 2.  Please also see pages II-8 and II-9 of the Amendment No. 2 for the revised exhibit list.  Please also note that the April 2010 dealer agreement presented in Tab 2 to the supplemental information included with the prior comment response letter and filed as Exhibit 10.6 to the Amendment No. 2 contains the following error: the reference to “125,000 Series B Preferred Shares” should have read “125,000 Series C Preferred Shares.” Pursuant to our subsequent conversion with the Staff, the Company respectfully advises the Staff that the agent warrants provided for in paragraph 3 of the April 2010 dealer agreement were provided to the designated affiliates of Felix Investments, LLC at closing of the transaction, and that the recipients of the agent warrants are disclosed in the selling shareholder table footnotes on pages 48-50 of the Amendment No. 2.

We believe that this response letter, together with the Amendment No. 2 filed concurrently herewith, address the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 2, please let us know.  After you have had an opportunity to review the above responses to your comments and the Amendment No. 2, please call me at (612) 492-7252 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc:  Jim Hitchin
Jim Dorst
Russell Mancuso, Branch Chief, SEC